Exhibit 16.1


Securities and Exchange Commission
Washington, D.C.  20549


We were previously the principal accountants for Central Newspapers, Inc. (the Company) and, under the date of February 3, 1997, we reported on the consolidated financial statements of the Company as of and for the three fiscal years in the period ended December 29, 1996. On March 11, 1997, our appointment as principal accountants was terminated. We have read the Company's statements included under Item 4 of its Form 8-K dated March 12, 1997, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statement that the change was recommended by the Audit
Committee and approved by the Board of Directors.




/s/ Geo. S. Olive & Co., LLC
----------------------------
Indianapolis, Indiana
March 12, 1997